Exhibit 99.1

Maris-Tech Receives Repeat Order for Jupiter Family Products

Follow-on order for European drone applications demonstrates continued demand for Maris-Tech’s operational video solutions

Rehovot, Israel, August 10, 2026 — Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, AI, and video intelligence solutions for defense applications, today announced that it has received a repeat order from a distributor for its Jupiter family of miniature video encoder products, supporting drone-sector customers in Europe.

The order represents repeat business from an established customer and reflects the continued deployment of Maris-Tech’s Jupiter family within operational drone programs. The products will be supplied to European end customers, further strengthening the Company’s presence in the growing unmanned systems market.

Designed for size-, weight-, and power-constrained platforms, the Jupiter family delivers high-quality, ultra-low-latency video encoding for UAV and other unmanned applications, enabling reliable video transmission in demanding operational environments.

“This follow-on order reflects the confidence customers place in the Jupiter product family after deployment,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Repeat business is an important indicator for us because it demonstrates that the technology is meeting operational requirements.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the significance of the order and the potential benefits and performance of the Jupiter family of products, including their use in drone and other unmanned applications. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com